EXHIBIT 99.1

PEMBINA PIPELINE CORPORATION

Premium Dividend™ and Dividend Reinvestment Plan

Certain capitalized terms in this Premium Dividend™ and Dividend Reinvestment Plan have the meaning assigned to them under "Definitions" below.

Overview

This Premium Dividend™ and Dividend Reinvestment Plan (the "Plan") provides Eligible Shareholders of Pembina Pipeline Corporation ("Pembina") with the opportunity to, at the Participant's election, either (i) reinvest their Dividends in new Shares at a discount of up to 5% to the Average Market Price on the applicable Dividend payment date under the Dividend Reinvestment Component and have such new Shares credited to the Participant's account, or (ii) reinvest their Dividends in new Shares at a 3% discount to the Average Market Price on the applicable Dividend payment date under the Premium Dividend™ Component, which new Shares will be disposed of under the Premium Dividend™ Component in exchange for a cash payment equal to 101% of the reinvested Dividends.  Each component of the Plan, which is explained in greater detail below, is subject to eligibility restrictions, applicable withholding taxes and other limitations on the availability of new Shares in certain events.

Eligible Shareholders are not required to participate in the Plan.  An Eligible Shareholder who has not elected to participate in the Plan will continue to receive their regular Dividends in the usual manner.

In order to participate in either the Dividend Reinvestment Component or the Premium Dividend™ Component, an Eligible Shareholder must enroll in the Plan directly or indirectly through the broker, investment dealer, financial institution or other nominee who holds Shares on the Eligible Shareholder's behalf.  See "Enrollment" below.

Definitions

In this Plan:

"Average Market Price", in respect of a particular Dividend payment date, refers to the arithmetic average (calculated by the Plan Broker to four decimal places) of the daily volume weighted average trading prices of the Shares on the TSX (after taking into account any trading reversals or adjustments, corrections or similar changes with respect to the Shares) for the trading days on which at least one board lot of Shares is traded on the TSX during the corresponding Pricing Period, subject to such adjustments as Pembina may, in its sole discretion, determine to be appropriate to account for (i) a change in the aggregate number of Shares outstanding into a greater or lesser number of Shares, (ii) a reclassification of the Shares, or (iii) a merger, reorganization or other transaction affecting the Shares.

"Board" means the board of directors of Pembina.

"Business Day" refers to any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"CDS" refers to CDS Clearing and Depository Services Inc., which acts as a nominee for certain Canadian brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

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™   denotes trademark of Canaccord Genuity Corp.

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"CDS Participants" refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the CDS depository service, who hold Shares registered in the name of CDS on behalf of eligible beneficial owners of Shares and who are acting on behalf of such beneficial owners in respect of the Plan.

"Depository" means (i) with respect to the Premium Dividend™ Component, CDS, and (ii) with respect to the Dividend Reinvestment Component, CDS and/or DTC.

"Depository Participant" means (i) with respect to the Premium Dividend™ Component, a CDS Participant, and (ii) with respect to the Dividend Reinvestment Component, a CDS Participant and/or a DTC Participant.

"Dividend" refers to a cash dividend declared payable by Pembina on the outstanding Shares.

"Dividend Reinvestment Component" refers to that component of the Plan, as more particularly described herein under the heading "Plan Components – Dividend Reinvestment", pursuant to which Shares are purchased on the reinvestment of Dividends under the Plan but are not disposed of in exchange for the Premium Dividend™.

"Dividend Reinvestment Discount" refers to the percentage discount to the Average Market Price at which Dividends may be reinvested under the Dividend Reinvestment Component, such discount not to be more than 5% as set by the Board from time to time.

"Dividend Reinvestment Purchase Percentage" refers to, on a Dividend payment date, a percentage that is equal to 100% minus the Dividend Reinvestment Discount applicable in respect of such Dividend payment date.

"DRS Advice" means a direct registration system advice or similar document evidencing the electronic registration of ownership of Shares.

"DTC" means The Depository Trust & Clearing Corporation, which acts as nominee for certain United States brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable.

"DTC Participants" refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the DTC depository service who hold Shares registered in the name of DTC on behalf of eligible beneficial owners of Shares who are acting on behalf of such beneficial owners in respect of the Plan.

"Eligible Shareholders" refers to Shareholders who are permitted to participate in the Plan as described herein under the heading "Eligibility Requirements".

"Enrollment Form" refers to the Reinvestment Enrollment – Participant Declaration Form (or similar enrollment form) established by Pembina and the Plan Agent from time to time for the purpose of enrolling eligible registered holders of Shares (other than a Depository) in the Plan.

"NYSE" means the New York Stock Exchange.

"Participants" refers to registered holders of Shares who, on the applicable record date for a Dividend, are Eligible Shareholders and are duly enrolled in the Plan; provided, however, that Depositories, Depository Participants and other brokers, investment dealers, financial institutions or other nominees, as the case may be, shall be Participants only to the extent that such Depositories, Depository Participants or nominees, respectively, have enrolled in the Plan on behalf of Shareholders who are Eligible Shareholders.

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"Plan Agent" refers to Computershare Trust Company of Canada, or such other party as is appointed by Pembina from time to time to act as "Plan Agent" under the Plan.

"Plan Broker" refers to Canaccord Genuity Corp., or such other qualified investment dealer as is designated from time to time to act as "Plan Broker" under the Plan.

"Premium Dividend™" refers to a cash amount equal to 101% of a Dividend or, as the context may require, 101% of the aggregate Dividends payable by Pembina on a particular Dividend payment date to Participants enrolled in the Premium Dividend™ Component.

"Premium Dividend™ Component" refers to that component of the Plan, as more particularly described herein under the heading "Plan Components – Premium Dividend™", pursuant to which Shares are purchased on the reinvestment of Dividends under the Plan and disposed of in exchange for the Premium Dividend™.

"Pricing Period", in respect of a particular Dividend, refers to the period beginning on the later of the 21st Business Day preceding the Dividend payment date and the second Business Day following the record date applicable to that Dividend payment date, and ending on the second Business Day preceding the Dividend payment date.

"Shareholders" refers to holders of Shares.

"Shares" refers to common shares in the capital of Pembina.

"TSX" refers to the Toronto Stock Exchange.

Plan Components

Dividend Reinvestment

Under the Dividend Reinvestment Component, the Plan Agent will, on each Dividend payment date, on behalf of Participants enrolled in the Dividend Reinvestment Component, apply the aggregate Dividends payable on the Shares of such Participants (after the deduction of any applicable withholding taxes) towards the purchase from treasury of Pembina of such number of new Shares (calculated to six decimal places) as is equal to the aggregate amount of such Dividends divided by the Dividend Reinvestment Purchase Percentage of the corresponding Average Market Price.  The new Shares so purchased will be held under the Plan by the Plan Agent for the account of the applicable Participants or, in the case of Eligible Shareholders who are enrolled in the Plan indirectly through a Depository, credited through such Depository to the accounts of appropriate Depository Participants on behalf of such Eligible Shareholders.  Any subsequent Dividends paid in respect of Shares purchased under the Dividend Reinvestment Component will be subject to reinvestment under the Plan (i) in the case of Shares held under the Plan for the account of a Participant other than a Depository, pursuant to the current election of the Participant as between the Dividend Reinvestment Component and the Premium Dividend™ Component, or (ii) in the case of Shares enrolled in the Plan indirectly through a Depository, pursuant to instructions provided to the Plan Agent by such Depository in the manner described below under the heading "Enrollment".

Premium Dividend™

Under the Premium Dividend™ Component, the Plan Agent will, on each Dividend payment date, on behalf of Participants enrolled in the Premium Dividend™ Component, apply the aggregate Dividends payable on the Shares of such Participants (after the deduction of any applicable withholding taxes) towards the purchase from treasury of Pembina of such number of new Shares (calculated to six decimal

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places) as is equal to the aggregate amount of such Dividends divided by 97% of the corresponding Average Market Price.  Additionally, a number of Shares approximately equal to the number of new Shares to be purchased under the Premium Dividend™ Component will in turn be pre-sold, through the Plan Broker, in one or more transactions on the TSX and any other any recognized Canadian marketplace upon which the Shares are listed or quoted or where the Shares are traded.

The new Shares purchased on the reinvestment of Dividends under the Premium Dividend™ Component on behalf of Participants enrolled in the Premium Dividend™ Component will not be held under the Plan by the Plan Agent or credited through CDS to the accounts of appropriate CDS Participants on behalf of Eligible Shareholders who are enrolled in the Premium Dividend™ Component, but will instead be delivered by the Plan Agent to the Plan Broker in exchange for the Premium Dividend™ in an amount equal to 101% of the reinvested amount.  The Plan Agent will in turn remit payment of the Premium Dividend™ to Participants enrolled in the Premium Dividend™ Component in the same manner that regular Dividends are paid by Pembina.

At the time Shares are delivered to the Plan Broker, each Shareholder for whom Dividends are reinvested under the Premium Dividend™ Component shall be deemed to represent and warrant to Pembina, the Plan Agent and the Plan Broker that: (i) it holds good and marketable title to such Shares, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others; (ii) such Shares are not subject to resale restrictions; and (iii) it is an Eligible Shareholder.

Pembina and the Plan Agent have a commitment from the Plan Broker to pay the Premium Dividend™ to the Plan Agent against delivery of the corresponding Shares on the applicable Dividend payment date.  Although Pembina and the Plan Agent will, if necessary, make claims on this commitment, neither Pembina nor the Plan Agent has any liability to Participants enrolled in the Premium Dividend™ Component (or to any Shareholder for which the Participant may be acting) for any failure of the Plan Broker to fulfil its obligation to pay the Premium Dividend™ when required.  If the Plan Broker does not deliver sufficient funds to pay the Premium Dividend™ on all Shares of Participants enrolled in the Premium Dividend™ Component, Pembina will deliver the full amount of the regular Dividend to the Plan Agent and such Participants will be entitled to receive the regular Dividend for each such Share in respect of which the Premium Dividend™ is not paid by the Plan Broker.  For greater certainty, a Participant who receives the regular Dividend in these circumstances will not be entitled to receive the corresponding Premium Dividend™.

Eligibility Requirements

Shareholders who are resident in Canada or the United States may participate in the Dividend Reinvestment Component.  Unless otherwise announced by Pembina, only Shareholders who are resident in Canada may participate in the Premium Dividend™ Component. A Shareholder who is a resident of the United States or is otherwise a "U.S. person" as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (including, without limitation, any natural person resident in the United States, any partnership or corporation organized or incorporated under the laws of the United States, any estate of which any executor or administrator is a U.S. person and any trust of which any trustee is a U.S. person), may participate in the Dividend Reinvestment Component but may not participate in the Premium Dividend™ Component unless otherwise announced by Pembina. For greater certainty, neither DTC nor beneficial owners of Shares who hold their Shares through DTC are eligible to participate in the Premium Dividend™ Component.

Shareholders who are resident in any other jurisdiction outside of Canada and the United States may participate in the Dividend Reinvestment Component only if their participation is permitted by the laws of the jurisdiction in which they reside and provided that Pembina is satisfied, in its sole discretion, that such laws do not subject the Plan or Pembina to additional legal or regulatory requirements.  Any such

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Shareholder wishing to participate in the Dividend Reinvestment Component should consult legal counsel where they reside to determine their eligibility to participate.  Unless otherwise announced by Pembina, Shareholders not resident in Canada may not participate in the Premium Dividend™ Component.

The amount of any Dividends to be reinvested under the Plan, whether under the Dividend Reinvestment Component or the Premium Dividend™ Component, on behalf of Shareholders who are not residents of Canada will be reduced by the amount of any applicable non-resident withholding tax.  See "Withholding Taxes" below.

Pembina and the Plan Agent also reserve the right to deny participation in the Plan to, or cancel the participation of, any person or agent of any person who appears to be, or who Pembina or the Plan Agent has reason to believe is, subject to the laws of any jurisdiction which do not permit participation in the Plan in the manner sought by such person or which will subject the Plan or Pembina to requirements of the jurisdiction not otherwise applicable to the Plan or Pembina, or whose participation in the Plan is suspected to be part of a scheme to avoid applicable legal requirements or otherwise engage in unlawful behaviour.

Pembina further reserves the right to determine, from time to time, a minimum number of Shares that a Shareholder must hold in order to be eligible for, or continue to be enrolled in, the Plan, subject to any applicable legal or regulatory requirements.

Enrollment

The following paragraphs outline the enrollment process for an Eligible Shareholder who wishes to become a new participant in the Plan or change its manner of participation in the Plan.

Direct Enrollment

An Eligible Shareholder whose Shares are registered in its own name may directly enroll in either (i) the Dividend Reinvestment Component by using the internet or by delivering to the Plan Agent a duly completed Enrollment Form, or (ii) the Premium Dividend™ Component by delivering to the Plan Agent a duly completed Enrollment Form.  For enrollment by using the internet or to obtain a copy of the Enrollment Form, see the Plan Agent's website at www.investorcentre.com.  A copy of the Enrollment Form may also be obtained by calling the Plan Agent at 1-800-564-6253 or from Pembina's website at www.pembina.com.

A Participant who delivers an Enrollment Form will be deemed to thereby direct Pembina to credit the Plan Agent with all Dividends payable in respect of all Shares registered in the name of the Participant or held under the Plan by the Plan Agent for the Participant's account as of the Dividend record date, and to direct the Plan Agent to reinvest such Dividends in new Shares in accordance with the Dividend Reinvestment Component or the Premium Dividend™ Component, as applicable, and otherwise upon and subject to the terms and conditions described herein.  See "Deemed Representations, Directions and Authorizations" below.

Indirect Enrollment

An Eligible Shareholder whose Shares are not registered in its own name cannot enroll in the Plan directly but may instead do so indirectly through the broker, investment dealer, financial institution or other nominee who holds their Shares by providing appropriate enrollment instructions to such nominee.  Where such nominee holds Shares in its own name (and not through a Depository) on behalf of an Eligible Shareholder, the nominee may enroll in the Plan on behalf of the Eligible Shareholder by delivering to the Plan Agent a duly completed Enrollment Form.  Where the Shares are held indirectly

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through a Depository, enrollment instructions must be communicated to such Depository by the applicable nominee and Depository Participant in accordance with the procedures of such Depository's depository system, and such Depository will in turn provide instructions to the Plan Agent regarding the extent of its participation, on behalf of Eligible Shareholders, in the Dividend Reinvestment Component and, in the case of CDS, the Premium Dividend™ Component.  Such Depository's instructions will advise the Plan Agent of: (i) the aggregate number of Shares held through such Depository in respect of which Dividends are to be reinvested under the Dividend Reinvestment Component; and (ii) in the case of CDS, the aggregate number of Shares held through CDS in respect of which Dividends are to be reinvested under the Premium Dividend™ Component.

Continued Participation

Once a Participant (other than a Depository) has enrolled in either the Premium Dividend™ Component or the Dividend Reinvestment Component, participation in the manner elected by the Participant continues automatically with respect to all Shares registered in the name of the Participant or held under the Plan by the Plan Agent for the Participant's account until the Plan or the Participant's participation therein is terminated or until the Participant changes its election.

Eligible Shareholders who participate in the Plan indirectly through a Depository or otherwise through their broker, investment dealer, financial institution or other nominee should consult such nominee to confirm the nominee's policies concerning continued participation following initial enrollment.

See "Termination of Participation" and "Change of Election" below.

Enrollment Deadlines

In order for a particular Dividend payable on Shares held by an Eligible Shareholder to be reinvested on the Dividend payment date, the Plan Agent must receive (i) a duly completed Enrollment Form that covers such Shares not later than 5:00 p.m. (Toronto time) on the third (3rd) business day preceding the record date for the Dividend, or (ii) in the case of Shares enrolled indirectly through a Depository, appropriate instructions from such Depository regarding the extent of its participation (on behalf of Eligible Shareholders) not later than such time as may be agreed from time to time between such Depository and the Plan Agent in accordance with custom and practice relating to the such Depository's depository system.  Such Depository must in turn receive appropriate instructions from the nominee holders that are Depository Participants not later than such deadline as may be established by such Depository from time to time.  Enrollment Forms or Depository instructions, as applicable, received by the Plan Agent after the stipulated deadline will not be effective in respect of the applicable Dividend payment date unless otherwise determined by Pembina and the Plan Agent in their sole discretion.

Broker Requirements

A Depository Participant or other broker, investment dealer, financial institution or other nominee may require certain information or documentation from an Eligible Shareholder before it will act upon enrollment instructions relating to the Plan.  Eligible Shareholders who wish to participate in the Plan should contact the broker, investment dealer, financial institution or other nominee who holds their Shares to provide instructions regarding their decision to enroll in and their election as between the Dividend Reinvestment Component and the Premium Dividend™ Component, to confirm any information or documentation required to give effect to their instructions, to confirm the nominee's policies concerning continued participation following initial enrollment, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or the Depository's depository system.

Administration

Computershare Trust Company of Canada has been appointed to act as Plan Agent for and on behalf of Participants.  If Computershare Trust Company of Canada ceases to act as Plan Agent for any reason, another qualified party will be designated by Pembina to act as Plan Agent and Participants will be notified of the change.

All funds credited to the Plan Agent under the Plan on account of the reinvestment of Dividends will be applied to the purchase of new Shares directly from Pembina on behalf of Participants.  In no event will interest be paid to Participants on any funds held for reinvestment under the Plan.

In carrying out its obligations under the Plan on behalf of Participants, the Plan Agent shall only be required to act in accordance with the instructions duly received within the appropriate time periods.

Price of New Shares

The subscription price of new Shares purchased on a Dividend payment date under the Dividend Reinvestment Component will be the Average Market Price for that Dividend payment date less the Dividend Reinvestment Discount then in effect.  The subscription price of new Shares purchased on a Dividend payment date under the Premium Dividend™ Component will be at a discount of 3% to the Average Market Price for that Dividend payment date.

Subject to the policies of a particular broker, investment dealer, financial institution or other nominee through which a beneficial Shareholder holds their Shares, full reinvestment is possible as fractions of Shares may be credited to Participants' accounts maintained under the Plan.

Costs

No commissions, service charges or similar fees are payable by Participants to Pembina, the Plan Agent or the Plan Broker in connection with the purchase of new Shares from treasury under either the Dividend Reinvestment Component or the Premium Dividend™ Component.  All administrative costs of the Plan, including the fees and expenses of the Plan Agent, will be paid by Pembina.

Eligible Shareholders whose Shares are not registered in their own name but who wish to participate in the Plan should consult the broker, investment dealer, financial institution or other nominee who holds their Shares to confirm whether the nominee charges any fees to enroll or participate in the Plan on their behalf.

Reports to Participants

The Plan Agent will maintain an account for each Participant with respect to purchases of Shares made under the Plan for that Participant's account and will issue an unaudited statement regarding purchases made under the Dividend Reinvestment Component on a monthly basis.  These statements are a Participant's continuing record of purchases of Shares made for its account under the Plan and should be retained for income tax purposes.  No statements will be provided to Participants in respect of purchases made under the Premium Dividend™ Component.

Eligible Shareholders who participate in the Plan indirectly through their broker, investment dealer, financial institution or other nominee should consult such nominee to confirm what statements or reports, if any, will be provided by the nominee, whether for tax reporting purposes or otherwise.

Whether or not it receives detailed statements or reports concerning transactions made on its behalf under the Plan, each Shareholder is responsible for calculating and monitoring its own adjusted cost base in

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Shares for Canadian and/or U.S. federal income tax purposes, as certain averaging and other rules may apply and such calculations may depend on the cost of other Shares held by the Shareholder and other factors.

Registration and Withdrawal of Shares

Shares purchased under the Dividend Reinvestment Component and held under the Plan by the Plan Agent for the account of Participants other than a Depository will be registered in the name of the Plan Agent or its nominee or in accounts designated by it for the account of such Participants.  A DRS Advice evidencing book-entry registered ownership of such Shares, or a certificate for such Shares, will only be issued to the Participant if the Plan or the Participant's participation therein is terminated or if the Participant withdraws Shares from its account.

A Participant may, without terminating participation in the Plan, withdraw from its account under the Plan, and have a DRS Advice or Share certificate issued and registered in the Participant's name for, any number of whole Shares held for its account under the Plan by delivering to the Plan Agent a duly completed withdrawal portion of the voucher located on the reverse of the statement of account issued by the Plan Agent.  A withdrawal request form may also be obtained from the Plan Agent at the address below.  Alternatively, Participants may follow the instructions at the Plan Agent's self-service web portal at www.investorcentre.com.  The withdrawal of Shares and issuance of a DRS Advice or Share certificate will be completed within the Plan Agent's ordinary service standards, which is generally within three (3) weeks from the time the request is received.  Any remaining Shares (including any residual fraction of a Share) will continue to be held by the Plan Agent for the Participant's account under the Plan.

Shares held under the Plan by the Plan Agent for the account of a Participant may not be sold, pledged or otherwise disposed of by the Participant while so held.

For Eligible Shareholders enrolled in the Dividend Reinvestment Component indirectly through a Depository, any new Shares issued under the Dividend Reinvestment Component will not be held under the Plan but instead credited through such Depository's depository system to the accounts of appropriate Depository Participants on behalf of such Eligible Shareholders.

Termination of Participation

A registered Eligible Shareholder who is enrolled in the Plan directly and wishes to voluntarily terminate its participation in the Plan may do so by delivering to the Plan Agent a duly completed termination portion of the voucher located on the reverse of the statement of account issued by the Plan Agent.  A termination request form may also be obtained from the Plan Agent at the address below.  Alternatively, an Eligible Shareholder who is enrolled directly in the Dividend Reinvestment Component and wishes to voluntarily terminate its participation in the Plan may follow the instructions at the Plan Agent's self-service web portal at www.investorcentre.com.  In addition, participation in the Plan will be terminated automatically following receipt by the Plan Agent of written notice of an individual Participant's death.  The termination request will be processed within the Plan Agent's ordinary service standard, which is generally within three (3) weeks from the time the request is received

A duly completed termination request (or notice of an individual Participant's death) must be received by the Plan Agent before 5:00 p.m. (Toronto time) on the third (3rd) Business Day preceding a Dividend record date in order for the Participant's account to be closed and participation in the Plan by such Participant to be terminated prior to the Dividend payment date to which that record date relates.  If a duly completed termination request (or notice of an individual Participant's death) is not received by the Plan Agent before 5:00 p.m. (Toronto time) on the third (3rd) Business Day preceding a Dividend record date,

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then the Participant's account will not be closed, and participation in the Plan by such Participant will not be terminated, until after the Dividend payment date to which that record date relates.

An Eligible Shareholder who is enrolled in the Plan indirectly through a Depository or otherwise through its broker, investment dealer, financial institution or other nominee and wishes to terminate its participation in the Plan must contact the nominee who holds its Shares and provide appropriate instructions to do so.  The nominee should be consulted to confirm what information or documentation may be required to give effect to the termination instructions, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or such Depository's depository system.

In the event of termination of participation, a Participant (other than a Depository) or a deceased Participant's estate or legal representative, as applicable, will be issued a DRS Advice for the number of whole Shares held under the Plan by the Plan Agent in the Participant's account and payment for the value of any residual fraction of a Share so held based on the closing price of the Shares on the TSX (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the NYSE (in respect of Participants resident in the United States) on the trading day prior to the date of termination.  Upon termination of participation in the Plan, a Participant will receive payment for fractional entitlements to Shares, if any, in Canadian currency (for all Participants other than those resident in the United States) or United States currency (for all Participants resident in the United States).

Change of Election

A registered Eligible Shareholder who is enrolled in the Plan directly and wishes to change its election as between the Dividend Reinvestment Component and the Premium Dividend™ Component may do so by delivering to the Plan Agent a new, duly completed Enrollment Form reflecting the new election. Alternatively, an Eligible Shareholder who is enrolled directly in the Dividend Reinvestment Component and wishes to change its election as between the Dividend Reinvestment Component and the Premium Dividend™ Component may follow the instructions at the Plan Agent's self-service web portal at www.investorcentre.com.

A new Enrollment Form must be received by the Plan Agent before 5:00 p.m. (Toronto time) on the third (3rd) Business Day preceding a Dividend record date in order for the new election to apply to the Dividend to which that record date relates.  If a new Enrollment Form is not received by the Plan Agent before 5:00 p.m. (Toronto time) on the third (3rd) Business Day preceding a Dividend record date, then the previous election will apply to the Dividend to which that record date relates and the new election will only become effective for purposes of subsequent Dividends.

An Eligible Shareholder who is enrolled in the Plan indirectly through a Depository or otherwise through its broker, investment dealer, financial institution or other nominee and wishes to change its election as between the Dividend Reinvestment Component and the Premium Dividend™ Component must contact such nominee who holds its Shares and provide appropriate instructions to do so.  The nominee should be consulted to confirm what information or documentation may be required to give effect to the change of election instructions, and to inquire about any applicable deadlines that the nominee may impose or be subject to under the policies of that nominee or the applicable Depository's depository system.

Subdivisions

If Shares are distributed pursuant to a subdivision of Shares, then the additional Shares received by the Plan Agent in respect of Shares held under the Plan by the Plan Agent for the account of Participants will be credited proportionately to the accounts of such Participants.

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Shareholder Voting

Whole Shares held under the Plan by the Plan Agent for a Participant's account on the record date for a vote of Shareholders will be voted in accordance with the instructions of the Participant given on a form to be furnished by the Plan Agent to the Participant for this purpose.  Shares for which instructions are not received will not be voted.  No voting rights will attach to any fraction of a Share held for a Participant's account under the Plan.

Deemed Representations, Directions and Authorizations

Dividend Reinvestment Component

By enrolling in the Dividend Reinvestment Component, whether directly as a Participant or indirectly through a Depository or otherwise through a broker, investment dealer, financial institution or other nominee, a Shareholder shall be deemed to have: (i) represented and warranted to Pembina and the Plan Agent that it is an Eligible Shareholder with respect to participation in the Dividend Reinvestment Component; (ii) appointed the Plan Agent to receive from Pembina, and directed Pembina to credit the Plan Agent with, all Dividends (less any applicable withholding taxes) payable in respect of all Shares registered in the name of the Shareholder or held under the Plan for its account or, in the case of a Shareholder enrolled indirectly through a Depository or otherwise through a broker, investment dealer, financial institution or other nominee, that are enrolled (through a Depository or otherwise) on its behalf in the Dividend Reinvestment Component; and (iii) authorized and directed the Plan Agent to reinvest such Dividends (less any applicable withholding taxes) in new Shares, all in accordance with the provisions of the Dividend Reinvestment Component as set forth herein (which provisions include, without limitation, the purchase of new Shares at the Dividend Reinvestment Discount to the Average Market Price and the holding of such new Shares under the Plan or the crediting of such new Shares through a Depository) and otherwise upon and subject to the terms and conditions described herein.

Premium Dividend™ Component

By enrolling in the Premium Dividend™ Component, whether directly as a Participant or indirectly through CDS or otherwise through a broker, investment dealer, financial institution or other nominee, a Shareholder shall be deemed to have: (i) represented and warranted to Pembina, the Plan Agent and the Plan Broker that it is an Eligible Shareholder with respect to participation in the Premium Dividend™ Component; (ii) appointed the Plan Agent to receive from Pembina, and directed Pembina to credit the Plan Agent with, all Dividends (less any applicable withholding taxes) payable in respect of all Shares registered in the name of the Shareholder or held under the Plan for its account or, in the case of a Shareholder enrolled indirectly through CDS or otherwise through a broker, investment dealer, financial institution or other nominee, that are enrolled (through CDS or otherwise) on its behalf in the Premium Dividend™ Component; and (iii) authorized and directed the Plan Agent to reinvest such Dividends (less any applicable withholding taxes) in new Shares, all in accordance with the provisions of the Premium Dividend™ Component as set forth herein (which provisions include, without limitation, the purchase of new Shares at a 3% discount to the Average Market Price, the pre-sale of Shares through the Plan Broker and the delivery of new Shares to the Plan Broker in exchange for payment of the Premium Dividend™) and otherwise upon and subject to the terms and conditions described herein.

Responsibilities of Pembina and the Plan Agent

None of Pembina, the Plan Agent or the Plan Broker will be liable to any Shareholder, a Depository, any Depository Participant or any other nominee acting on behalf of a Shareholder in respect of the Plan for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims or liability with respect to or arising out of:

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(a)
any failure by a Depository, a Depository Participant or any other nominee to enroll or not enroll in the Plan any Shareholder (or, as applicable, any Shares held on the Shareholder's behalf) in accordance with the Shareholder's instructions or to not otherwise act upon a Shareholder's instructions;

(b)
the continued enrollment in the Plan of any Shareholder (or, as applicable, any Shares held on the Shareholder's behalf) until receipt of all necessary documentation as provided herein required to terminate participation in the Plan;

(c)	the prices and times at which Shares are purchased under the Plan for the account of, or on behalf of, any Shareholder;

(d)	any decision by Pembina to issue or not issue new equity through the Plan on any given Dividend payment date, or the amount of equity issued (if any);

(e)	any decision to amend or terminate the Plan in accordance with the terms hereof;

(f)	any default by the Plan Broker in delivering the Premium Dividend™ to the Plan Agent on any Dividend payment date;

(g)
any determination made by Pembina or the Plan Agent regarding a Shareholder's eligibility to participate in the Plan or any component thereof, including the cancellation of a Shareholder's participation for failure to satisfy eligibility requirements; or

(h)	any income or withholding taxes or other liabilities payable by a Shareholder in connection with their participation in the Plan.

None of Pembina, the Plan Agent or the Plan Broker can assure a Participant (or any beneficial owner of Shares for which a Participant may be acting) a profit or protect a Participant (or any such beneficial owner, as applicable) against loss on Shares purchased under the Plan.

The Plan Agent retains the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Plan Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist law, regulation or policy or any other law, regulation or policy to which the Plan Agent is now or hereafter becomes subject.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Eligible Shareholders who participate in the Plan. This summary is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be legal or tax advice to any particular Eligible Shareholder.

This summary is provided by and on behalf of Pembina and not the Plan Agent or the Plan Broker.  Eligible Shareholders are urged to consult their own tax advisors as to their particular circumstances and tax position.

This summary is based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act ("Tax Proposals") and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada), and the administrative and assessing practices of the Canada Revenue Agency (the "CRA"), all as of January 6, 2016.  This summary does not otherwise take into account or anticipate any changes in law or

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the administrative or assessing practices of the CRA, nor does it take into account any provincial or territorial laws of Canada or the tax laws of any other country, including, without limitation, any changes which may occur after January 6, 2016.

This summary assumes that all Shares held by an Eligible Shareholder who participates in the Plan (a "Participating Shareholder"), including Shares purchased pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component, are held by the Participating Shareholder as capital property for the purposes of the Tax Act.  The Shares will generally constitute capital property to a Participating Shareholder provided that the Participating Shareholder does not hold or use such Shares in the course of carrying on business in which the Participating Shareholder buys or sells securities, and the Participating Shareholder did not acquire such Shares in one or more transactions considered to be an adventure in the nature of trade.  Certain Participating Shareholders who might not otherwise be considered to hold their Shares as capital property may, in certain circumstances, be entitled to have their Shares and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  A Participating Shareholder contemplating making such an election should first consult its own tax advisors.

This summary is not applicable to: (i) a Participating Shareholder that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market" rules; (ii) a Participating Shareholder an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iii) a Participating Shareholder that is a "specified financial institution" (as defined in the Tax Act); (iv) a Participating Shareholder that has made a "functional currency" election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) a Participating Shareholder that has entered or will enter into a "derivative forward agreement" (as defined in the Tax Act) with respect to the Shares.

Canadian Participants

This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are or are deemed to be residents of Canada (each, a "Canadian Participant").

Dividends

A Canadian Participant's reinvestment of Dividends pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component, in such number of newly-issued Shares as is equal to the aggregate amount of the Dividend payable on each Dividend payment date divided by the Dividend Reinvestment Purchase Percentage of the corresponding Average Market Price, in the case of the Dividend Reinvestment Component, or by 97% of the corresponding Average Market Price, in the case of the Premium Dividend™  Component, should not result in the Canadian Participant realizing a taxable benefit under the Tax Act.

The reinvestment of Dividends, or the receipt of Premium Dividends™, under the terms of the Plan does not, however, relieve a Canadian Participant from any liability for income taxes that may otherwise be payable on such Dividends.  In this regard, a Canadian Participant who participates in the Dividend Reinvestment Component or Premium Dividend™ Component will be treated, for tax purposes, as having received, on each Dividend payment date, a taxable dividend equal to the amount of the Dividend payable on such date, which Dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation.  For example, if the Canadian Participant is an individual, Dividends will be subject to the gross-up and dividend tax credit rules contained in the Tax Act and, if appropriate designations are made at or prior to the time a Dividend is paid to qualify the Dividend as an "eligible dividend", then the fact that the Dividend is reinvested pursuant to the Plan will not affect the status of any Dividend as an eligible dividend for purposes of the

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enhanced gross-up and dividend tax credit available to individuals.  Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.  If the Canadian Participant is a corporation, then Dividends received by the Canadian Participant are generally deductible in computing the Canadian Participant's taxable income.  In certain circumstances, subsection 55(2) of the Tax Act (including as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Canadian Participant that is a corporation as proceeds of disposition or a capital gain.  Furthermore, if the Canadian Participant is a "private corporation" or "subject corporation" (both defined in the Tax Act), then a refundable tax of 38⅓% under Part IV of the Tax Act will generally apply to the Dividend to the extent the Dividend is deductible in computing the Canadian Participant's taxable income.

Dispositions

A Canadian Participant will generally recognize a capital gain (or loss) on the sale of any Shares, whether sold pursuant to the Premium Dividend™ Component or otherwise outside the Plan (other than a sale to Pembina that is not a sale in the open market in the manner in which Shares would normally be purchased by any member of the public in the open market), equal to the amount by which the proceeds of disposition is greater (or less) than the Canadian Participant's adjusted cost base of such Shares and any reasonable costs incurred by the Canadian Participant in connection with the sale.

For the purposes of determining the amount of any capital gain (or loss) which may result from the disposition of Shares, the adjusted cost base of the Shares owned by a Canadian Participant at a particular time will be the average cost of all Shares owned by the Canadian Participant at that time, whether purchased through the Dividend Reinvestment Component or the Premium Dividend™ Component or otherwise purchased outside the Plan. Generally, a Canadian Participant's cost of a Share purchased pursuant to the Dividend Reinvestment Component will be equal to the Dividend Reinvestment Purchase Percentage of the Average Market Price of the Share for that Dividend payment date, and a Participating Shareholder's cost of a Share purchased pursuant to the Premium DividendTM Component will be equal to 97% of the Average Market Price of the Share for that Dividend payment date.

Generally, one-half of any capital gain realized by a Canadian Participant on a disposition of Shares purchased pursuant to the Dividend Reinvestment Component or Premium Dividend™ Component must be included in the Canadian Participant's income for the year as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by a Canadian Participant on a disposition of Shares in a taxation year will be an allowable capital loss which must be deducted from any taxable capital gains realized by the Canadian Participant in the year of disposition.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances prescribed by the Tax Act.

A Canadian Participant that is throughout the relevant taxation year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year, which will include an amount in respect of taxable capital gains.  Tax Proposals announced by the Department of Finance on December 7, 2015 would increase the rate of such tax to 10 2/3% for taxation years that end after 2015.  For taxation years that begin before 2016, the rate increase is prorated according to the number of days in the taxation year that are after 2015.

If the Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such Shares may be reduced by the amount of dividends received or deemed to

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have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares.  Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

When a Canadian Participant's participation in the Plan is terminated by the Canadian Participant or Pembina or when the Plan is terminated by Pembina, the Canadian Participant will receive a cash payment for the value of any residual fraction of a Share based on the closing price of the Shares on the TSX on the trading day prior to the date of termination.  A deemed dividend may arise if the cash payment for a fractional Share exceeds the paid-up capital in respect of such fractional Share and a capital gain (or loss) may also be realized in certain circumstances.  A deemed dividend is treated in the manner described above in respect of Dividends.

Capital gains realized by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act.

Where a Canadian Participant has not made the irrevocable election permitted under subsection 39(4) of the Tax Act to treat their Shares and any other "Canadian security" (as defined in the Tax Act) as capital property, the CRA may take the position that any Shares purchased and sold by the Canadian Participant pursuant to the Premium Dividend™ Component are not capital property to the Canadian Participant, such that the tax consequences of the Canadian Participant's sale of Shares pursuant to the Premium Dividend™ Component may differ from the consequences described above.

Non-Resident Participants

This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are not and are not deemed to be residents of Canada and do not use or hold, and are not deemed to use or hold, the Shares in the course of, or in connection with, a business carried on in Canada (each, a "Non-Resident Participant").  Special rules, which are not discussed in this summary, may apply to a Non-Resident Participant that is an issuer carrying on business in Canada or elsewhere.  Such Non-Resident Participants should consult their own tax advisors.

Dividends

Any Dividends paid or credited in respect of a Non-Resident Participant's Shares will be subject to a non-resident withholding tax for Canadian income tax purposes. Under the Tax Act, the rate of non-resident withholding tax on dividends is 25%. However, this rate may be subject to reduction under the provisions of any income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, in the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Any Dividends reinvested pursuant to the Dividend Reinvestment Component will first be reduced by an amount equal to the Non-Resident Participant's Canadian withholding tax obligation prior to reinvestment.

Dispositions

A Non-Resident Participant will not be subject to Canadian income tax under the Tax Act on any capital gains realized on the disposition of any Shares unless such Shares constitute "taxable Canadian property" (as defined by the Tax Act) to the Non-Resident Participant.  Provided the Shares are listed on a

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"designated stock exchange" (as defined in the Tax Act and which currently includes the TSX and the NYSE) at the time of disposition, Shares will not be taxable Canadian property to the Non-Resident Participant unless: (i) at any time during the 60-month period immediately preceding the disposition of those Shares were 25% or more of the issued shares of any class of Pembina's capital stock owned by (a) the Non-Resident Participant, (b) or persons with whom the Non-Resident Participant did not deal at arm's length, (c) partnerships in which the Non-Resident Participant or any such non-arm's length person holds a membership interest (either directly or through one or more partnerships), or (d) the Non-Resident Participant together with all such persons in (b) and partnerships in (c); and (ii) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" as defined in the Tax Act, "timber resource properties" as defined in the Tax Act and options in respect of, interests in or civil law rights in such properties.

Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.  Where Shares represent taxable Canadian property to a Non-Resident Participant, any capital gains realized on the sale or deemed disposition of the Shares will be subject to taxation in Canada, except as otherwise provided in any tax treaty between Canada and the country in which the Non-Resident Participant is resident.

U.S. Federal Income Tax Considerations

The following is a general description of the material United States federal income tax consequences which may be applicable to a United States person (as defined below) who holds Shares and participates in the Dividend Reinvestment Component of the Plan (referred to as a "U.S. Participant").  This summary applies only to U.S. Participants that hold Shares, including Shares acquired under the Plan, as capital assets and that have the U.S. dollar as their functional currency.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Participant arising from and relating to participation in the Plan.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Participant that may affect the U.S. federal income tax consequences to such U.S. Participant, including without limitation specific tax consequences to a U.S. Participant under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Participant.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Participants of participation in the Plan.  In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  This summary assumes that Pembina is not, and will not become, a passive foreign investment company, as described below.  Each prospective U.S. Participant should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the participation in the Plan.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

For purposes of this description, a "United States person" means any one of the following:

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•	an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate that is subject to United States federal income taxation without regard to the source of its income; or

•
a trust, if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election to be treated as a United States person.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Participants Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Participants that are subject to special provisions under the Code, including, but not limited to, U.S. Participants that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Participants who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares in connection with carrying on a business in Canada; (d) persons whose Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Participants that are subject to special provisions under the Code, including, but not limited to, U.S. Participants described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences arising from or relating to participation in the Plan.

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If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to participation in the Plan.

Amount Capable of Inclusion in Income

For U.S. federal income tax purposes, a U.S. Participant will be treated as receiving a distribution equal to the sum of (i) the fair market value as of the distribution payment date of the Shares acquired pursuant to the Plan, and (ii) any Canadian taxes which are withheld with respect to the distribution.  The amount treated as a distribution will be includible in the U.S. Participant’s income as a taxable dividend to the extent of Pembina’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Any portion of the distribution in excess of Pembina’s earnings and profits will first be treated as a tax-free return of capital to the extent of the U.S. Participant’s tax basis in its Shares and will be applied against and reduce that basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of the Shares).  To the extent that the distribution exceeds the U.S. Participant’s tax basis, the excess will constitute gain from a sale or exchange of the Shares.  Dividends received on the Shares by corporate U.S. shareholders generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations, dividends paid by Pembina to non-corporate U.S. Participants, including individuals, generally would be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Pembina not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Participant should consult its own tax advisor regarding the application of such rules.

A U.S. Participant will not realize any additional taxable income upon the receipt of certificates for whole Shares that were credited to the U.S. Participant’s account either upon the U.S. Participant’s request for certificates for certain of those Shares or upon withdrawal from or termination of the Plan, although a U.S. Participant could recognize income upon the receipt of cash in lieu of a fractional Share.

Foreign Currency Gains

Taxable distributions with respect to the Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Participant as translated into U.S. dollars calculated by reference to the exchange rate in effect on the Dividend payment date regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  A U.S. Participant who receives a payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the Dividend payment date may have a foreign currency exchange gain or loss that would be treated as United States source ordinary income or loss.  U.S. Participants are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

In the case of a cash basis U.S. Participant who receives Canadian dollars, or another foreign currency, in connection with a sale, exchange or other disposition of Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Shares as determined on the settlement date of the sale or exchange.  An accrual basis U.S. Participant may elect the same treatment required of cash basis taxpayers with respect to a sale or exchange of Shares, provided that the election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis U.S. Participant does not elect to be treated as a cash basis taxpayer, that U.S.

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Participant may have a foreign currency gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the currency received on the date of the sale or exchange of the Shares and the date of payment.  This currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by that U.S. Participant on the sale, exchange or other disposition of the Shares.

Basis and Holding Period

The tax basis of Shares received by a U.S. Participant pursuant to the Plan will equal the fair market value as of the dividend payment date of those Shares, and the holding period for those Shares will begin on the day after the dividend payment date.

Sale, Exchange or Other Disposition of the Shares

Upon a sale, exchange or other disposition of the Shares acquired under the Plan, a U.S. Participant will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (which shall include the amount of taxes withheld therefrom, if any) and its adjusted tax basis in such Shares.  Any such gain or loss generally will be long-term capital gain or loss if the U.S. Participant’s holding period in the Shares exceeds one year. Non-corporate U.S. Participants (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Participants should consult their own tax advisors regarding the effect, if any, of this tax on their participation in the Plan and the ownership and disposition of Shares.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, rules apply to the ownership and disposition of the stock of a passive foreign investment company ("PFIC").  In the absence of any qualified electing fund ("QEF") or mark-to-market election, if Pembina were to be treated as a PFIC for any year during which a U.S. Participant held Shares, the U.S. Participant would be taxed under generally unfavorable rules that apply if a U.S. Participant recognizes a gain on the sale or other disposition of PFIC stock or receives certain distributions with respect to PFIC stock.  Among the consequences would be a loss of favorable capital gains rates and the imposition of an interest charge.  Pembina believes that it was not a PFIC during its prior taxable year and, based on its current operations and financial expectations, Pembina expects it will not become a PFIC during its current taxable year ending December 31, 2016.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that Pembina has never been, and will not become, a PFIC for any tax year during which a U.S. Participant holds Shares.  U.S. Participants should consult their own tax advisors regarding the possible classification of Pembina as a PFIC, the consequences if that classification were to occur, and the availability of the QEF election or mark-to-market election.

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Foreign Tax Credits

Regardless of whether the distribution to a U.S. Participant under the Plan is subject to tax under the PFIC rules or as described in "Amount Capable of Inclusion in Income" above, any tax withheld by Canadian taxing authorities with respect to a distribution under the Plan may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Participant’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends that are distributed with respect to Shares will generally be foreign source income for purposes of computing the foreign tax credit allowable to a U.S. Participant.  Gains recognized on the sale of Shares by a U.S. Participant should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  Because of the complexity of those limitations, each U.S. Participant should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

U.S. Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Participants must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Participants that hold certain specified foreign financial assets.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-United States person, any financial instrument or contract held for investment that has an issuer or counterparty other than a United States person and any interest in a foreign entity.  U.S. Participants may be subject to these reporting requirements unless their Shares are held in an account at a U.S. financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Participants should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Participant (a) fails to furnish such U.S. Participant’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Participant has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Participant has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Participant that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Participant’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Participant furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Participant.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Participant should consult its own tax advisor regarding the information reporting and backup withholding rules.

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Amendment, Suspension or Termination of the Plan

Pembina reserves the right to amend, suspend or terminate the Plan at any time, provided that no such action shall have retroactive effect prejudicial to Participants.  If the effective date of any such suspension or termination would be a date falling within the period from and including the Business Day immediately preceding the first day of a Pricing Period to and including the Dividend payment date immediately following the last day of such Pricing Period, then the effective date of such suspension or termination will be deemed to be the Business Day following such Dividend payment date.  Pembina will publicly announce any material amendments to or suspension or termination of the Plan.  Generally, no notice will be given to Participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions.  Amendments to the Plan will be subject to the prior approval of the TSX.  For greater certainty, a decision by the Board to change the Dividend Reinvestment Discount from time to time, so long as the applicable discount does not exceed 5%, shall not be considered an amendment to the Plan.  Any change to the Dividend Reinvestment Discount that does not constitute an amendment to the Plan will be disclosed to the public by Pembina issuing a press release announcing such change.

In the event of termination of the Plan, Participants will be issued a DRS Advice for the number of whole Shares held under the Plan by the Plan Agent in the Participant's account and payment for the value of any remaining fraction of a Share so held based on the closing price of the Shares on the TSX (in respect of Participants resident in Canada or any jurisdiction other than the United States) or the NYSE (in respect of Participants resident in the United States) on the trading day prior to the date of termination.  Upon termination, a Participant will receive payment for fractional entitlements to Shares, if any, in Canadian currency (for all Participants other than those resident in the United States) or United States currency (for all Participants resident in the United States).

Withholding Taxes

The Plan is subject to any withholding obligations that Pembina may have with respect to taxes or other charges under applicable laws, and any amounts to be reinvested hereunder shall be net of any amounts required to be withheld.

Interpretation

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by Pembina.

Governing Law

The Plan shall be governed by, and administered and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

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Notices and Inquiries

Any notices, documents (including a DRS Advice or a Share certificate) or payments required under the Plan to be given or delivered to Participants by Pembina or the Plan Agent shall be validly given or delivered if mailed to Participants at their respective addresses as recorded in the register of Shareholders maintained by or on behalf of Pembina or, in the case of a Depository, if given in accordance with custom and practice relating to the such Depository’s depository system.

Inquiries to the Plan Agent may be directed to:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario  M5J 2Y1

Attention:  Dividend Reinvestment Department
Toll-Free Tel:           1-800-564-6253

Inquiries to Pembina may be directed to:

Pembina Pipeline Corporation
4000, 585 - 8th Avenue S.W.
Calgary, Alberta   T2P 1G1

Attention:                Investor Relations
Tel:                        (403) 231-3156
Toll-Free:                  1-855-880-7404
Fax:                        (403) 691-7356
E-mail:                       investor-relations@pembina.com

Effective Date

The effective date of the Plan is October 1, 2010, as amended on April 4, 2013 and amended and restated on January 6, 2016.